                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )

                             SCHEID VINEYARDS INC.
                             ---------------------
                               (NAME OF ISSUER)

               CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
               ------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  806403 10 1
                                --------------
                                (CUSIP NUMBER)

                                TYLER P. SCHEID
                       13470 WASHINGTON BLVD., SUITE 300
                       MARINA DEL REY, CALIFORNIA 90292
                                (310) 301-1555
               -------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              DECEMBER 31, 1997
                     ------------------------------------
                     (DATE OF EVENT WHICH REQUIRES FILING
                              OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 806403 10 1                        13D                      PAGE 2

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1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     TYLER P. SCHEID

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /  /
     (See Instructions)                                     (b)  /  /

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)

     OO (See Item 3 of this Filing)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)       /  /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

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                 7  SOLE VOTING POWER
NUMBER              284,066 (See Item 5 of this Filing)
OF             -------------------------------------------------------------
SHARES           8  SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       -------------------------------------------------------------
REPORTING        9  SOLE DISPOSITIVE POWER
PERSON              284,066 (See Item 5 of this Filing)
WITH           -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    NONE

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     284,066 (See Item 5 of this Filing)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                / X /
                                 (See Item 5 of this Filing)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0% (4.2% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK) (See Item 5 of this Filing)

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

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

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the Class A Common Stock, $.001 par value (the "Class A Common Stock"), of Scheid Vineyards Inc., a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 13470 Washington Blvd., Suite 300, Marina del Rey, California 90292.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  NAME

     This Schedule 13D is filed by Tyler P. Scheid with respect to shares of Class A Common Stock deemed to be beneficially owned by him. Mr. Scheid is hereinafter sometimes referred to as the "Reporting Person."

(b)  RESIDENCE OR BUSINESS ADDRESS:

     The Reporting Person's mailing address is 13470 Washington Blvd., Suite 300, Marina del Rey, California 90292.

(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH EMPLOYMENT IS CONDUCTED:

     The Reporting Person is a graduate student at California Polytechnic Institute, San Luis Obispo, California.

(d) WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

     None.

(e) WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

     None.

(f)  CITIZENSHIP:

     The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person was a non-managing member of Emanty Limited Liability Company, a California limited liability company ("Emanty"), which owned 573,870 shares of Class B common stock, $.001 par value (the "Class B Common Stock"), of the Company. On December 31, 1997, in connection with the dissolution and liquidation of Emanty, Emanty distributed all of its 573,870 shares of Class B Common Stock to its members, including 284,066 shares that were distributed to the Reporting Person. Each share of Class B Common Stock has five votes compared to one vote for each share of Class A Common Stock. The Class B Common Stock is convertible at the option of the holder thereof for shares of Class A Common Stock on a one-for-one share basis, subject to certain restrictions on transfer. Upon the occurrence of certain events, shares of the Class B Common Stock will automatically convert into shares of Class A Common Stock on a one-for-one basis.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The shares of Class A Common Stock which may be deemed beneficially owned by the Reporting Person were acquired in connection with the dissolution and liquidation of Emanty described in Item 3 above. The Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Class A Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change the Reporting Person's plans and intentions at any time, as the Reporting Person deems appropriate. In particular, the Reporting Person may purchase additional shares of Class A Common Stock or Class B Common Stock or may sell shares of Class A Common Stock or Class B Common Stock from time to time and as the case may be. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of the Reporting Person's shares of Class A Common Stock, if any, or Class B Common Stock by the Securities Act of 1933, as amended, the Lock-up Agreement and the Buy-Sell Agreement, as described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Beneficial ownership is determined in accordance with Section 13(d) of the Act and the rules of the Securities and Exchange Commission promulgated thereunder and generally includes voting or investment power (including dispositive power) with respect to securities. Shares of Class A Common Stock into which the Reporting Person's shares of Class B Common Stock may be converted on a one-for-one basis within 60 days of the date of this
     Schedule 13D are deemed outstanding for computing the percentage of the Reporting Person's beneficial ownership of Class A Common Stock, but no other shares of Class A Common Stock into which any other person's shares of Class B Common

     Stock may be converted are deemed outstanding for purposes of computing the percentage of the Reporting Person's beneficial ownership of Class A Common Stock.

     The Reporting Person is the beneficial owner of 284,066 shares of Class A Common Stock. These shares represent approximately 11.0% of the aggregate number of shares of Class A Common Stock (2,584,066) outstanding and deemed to be outstanding for purposes of this calculation. If all 4,400,000 outstanding shares of Class B Common Stock were converted to Class A Common Stock, the Reporting Person would be the beneficial owner of approximately 4.2% of the outstanding shares of Class A Common Stock (6,700,000). With certain exceptions, the holders of the Class A Common Stock and the Class B Common Stock vote together as a single class with each share of the Class B Common Stock being entitled to five votes per share and each share of Class A Common Stock being entitled to one vote per share. The 284,066 shares of Class B Common Stock owned beneficially by the Reporting Person constitute approximately 5.8% of the total combined voting power of the Class A Common Stock and the Class B Common Stock (when voting as a single class) and approximately 6.5% of the total voting power of the Class B Common Stock.

(b) The Reporting Person has the sole power to vote or to direct the voting of securities beneficially owned by the Reporting Person, as well as the investment power, including the power to dispose or to direct the disposition, of such securities.

(c) The Reporting Person has not effected any transactions in the Class A Common Stock other than as described herein during the 60 days prior to the date of this Schedule 13D.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the terms of an Amended and Restated Buy-Sell Agreement, dated as of December 31, 1997, (the "Buy-Sell Agreement"), among the Company, and certain other holders of Class B Common Stock, certain holders of shares of Class B Common Stock (including the Reporting Person) may not, with limited exceptions, transfer such stock or convert such stock into Class A Common Stock without first offering such stock to the Company and then to certain other parties to the Buy-Sell Agreement. A copy of the Buy-Sell Agreement is attached hereto as EXHIBIT A and incorporated herein by this reference. The Buy-Sell Agreement applies to a broad range of transfers and dispositions other than transfers to (i) the Company, (ii) any other Class B stockholder, (iii) a current or former spouse or direct lineal descendant of any Class B stockholder including without limitation, adopted persons (if adopted during minority) and persons born out of wedlock, and excluding foster children and stepchildren,
(iv) a trust under which all of the beneficiaries are persons described in clauses (ii) or (iii) above, and (v) a corporation, partnership or limited liability company, all of the equity interests of which are owned by persons or entities described in clauses (i), (ii), (iii), and (iv) above or corporations, partnerships and limited liability companies described in clause (v).

In addition, in connection with the initial public offering of the Company's Class A Common Stock completed on July 30, 1997, Emanty entered into a lock-up agreement (the "Lock-up Agreement") for the benefit of the underwriters for such offering pursuant to which, among other things, the Reporting Person may not sell or otherwise dispose of any securities of the Company for one year after July 24, 1997. The Lock-up Agreement exempts certain transfers and dispositions permitted pursuant to the terms of the Buy-Sell Agreement and certain other transfers and dispositions. In connection with the liquidating distributions by Emanty, the Reporting Person agreed to be bound by the Lock-Up Agreement. Copies of the Lock-up Agreement and the Reporting Person's agreement to be bound by the Lock-Up Agreement are attached hereto as EXHIBIT B and incorporated herein by this reference.

The liquidating distributions of Class B Common Stock of the Company made by Emanty to the Reporting Person were permitted under the terms of the Buy-Sell Agreement and the Lock-Up Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A           Amended and Restated Buy-Sell Agreement, dated
                           December 31, 1997, among Scheid Vineyards Inc. and the holders of Class B Common Stock named therein.

      Exhibit B           Letter Agreement of the Reporting Person agreeing to
                           be bound by the Lock-Up Agreement, dated July 21, 1997, of Emanty Limited Liability Company, including a copy of such Lock-Up Agreement as an exhibit thereto.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 1998

                            /s/ Tyler P. Scheid
                          ------------------------
                              Tyler P. Scheid

                                 EXHIBIT INDEX

Exhibit No.   Document Description                   Method of Filing
-----------   --------------------                   ----------------

A             Amended and Restated Buy-Sell          Filed electronically
              Agreement.                             herewith.

B             Letter Agreement and Related Lock-Up   Filed electronically
              Agreement.                             herewith.

                                     EXHIBIT A

                                AMENDED AND RESTATED
                                 BUY-SELL AGREEMENT

     THIS AMENDED AND RESTATED BUY-SELL AGREEMENT (this "AGREEMENT") is made and entered into as of December 31, 1997, by and among SCHEID VINEYARDS INC., a Delaware corporation (the "CORPORATION"), ALFRED G. SCHEID, AS TRUSTEE OF THE ALFRED G. SCHEID REVOCABLE TRUST, DATED OCTOBER 8, 1992 ("AGS"), SCOTT D. SCHEID ("SDS"), HEIDI M. SCHEID ("HMS"), KURT J. GOLLNICK ("KJG"), EMILY K. LIBERTY ("EKL"), TYLER P. SCHEID ("TPS"), the additional stockholders of the Corporation, if any, identified on Exhibit A attached hereto and by this reference incorporated herein (the "ADDITIONAL STOCKHOLDERS" and, together with SDS, HMS, KJG, EKL and TPS the "MINORITY STOCKHOLDERS") and EMANTY LIMITED LIABILITY COMPANY, a California limited liability company ("EMANTY"). The Minority Stockholders and AGS are collectively referred to herein as the "STOCKHOLDERS."

                                       RECITALS

     WHEREAS, the Stockholders are the holders of all of the outstanding shares (the "SHARES") of Class B Common Stock of the Corporation;

     WHEREAS, the Corporation and the Stockholders have determined that it is in the best interests of the Corporation and the Stockholders that the transferability of the Shares of the Minority Stockholders be restricted as provided herein;

     WHEREAS, the Corporation and the Stockholders (or the predecessors in interest of certain of the Stockholders) entered into that certain Buy-Sell Agreement, dated as of July 29, 1997 (the "ORIGINAL AGREEMENT");

     WHEREAS, as a result of certain transfers of the Shares permitted by the Original Agreement, the parties hereto (the "PARTIES") have determined that it is necessary to make certain amendments to the Original Agreement and that in connection therewith it is desirable to restate the Original Agreement as so amended; and

     WHEREAS, the Parties have each independently concluded that the method of valuation of the Shares provided in this Agreement is fair and equitable.

                                      AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual agreements and covenants contained herein, the Parties agree as follows:

     1. RESTRICTIONS ON TRANSFER. Except as expressly permitted or required by this Agreement, no Minority Stockholder shall, voluntarily or involuntarily (including, without limitation, by operation of law) transfer, sell, exchange, give away, pledge, hypothecate or otherwise dispose of ("TRANSFER") all or any portion of the Shares or any rights therein. Any Transfer or attempted Transfer in violation of the preceding sentence shall be null and void and of no effect whatever. Each Party hereby acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the relationship of the Parties. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable. Each Party hereby further agrees to hold each other Party (and each other Party's successors and assigns) wholly and completely harmless from any cost, liability or damage (including, without limitation, liabilities for income taxes and costs of enforcing this indemnity) incurred by any of such indemnified persons as a result of a Transfer or an attempted Transfer in violation of this Agreement.

     2. INSPECTION OF AGREEMENT. A copy of this Agreement duly executed by each of the Parties shall be delivered to the Corporation, maintained by the Corporation at its principal executive office, and made available for inspection to any person requesting to see it.

     3.        PERMITTED TRANSFERS.

         (a) General. Subject to the conditions and restrictions set forth in this Section 3, each Minority Stockholder shall have the right to Transfer all or any portion of such Minority Stockholder's Shares by means of a Permitted Transfer.

         (b)   Definition of Permitted Transfer and Permitted Transferees.

                    (i) A "PERMITTED TRANSFER" is any Transfer by any Minority Stockholder of all or any portion of the Shares to a Permitted Transferee, provided that such Transfer otherwise complies with the conditions and restrictions of this Section 3.

                    (ii) A "PERMITTED TRANSFEREE" is any of the following
               persons: (1) the Corporation, (2) any of AGS, SDS, HMS, KJG, EKL or TPS, (3) a current spouse, former spouse or direct lineal descendant of any individual named in clause (2) above, including, without limitation, adopted persons (if adopted during minority) and persons born out of wedlock, and excluding foster children and stepchildren, (4) a trust under which all of the beneficiaries are persons described in clauses (2) or (3) above, or (5) a corporation, partnership or limited liability company all of the equity interests of which are owned by the persons or entities specified in clauses (1), (2), (3) and (4) above or corporations, partnerships or limited liability companies described in this clause (5).

         (c) Condition to Permitted Transfers. Each Permitted Transfer must be preceded by a written notice given by the transferring Minority Stockholder to the Corporation, and to each of AGS, SDS and HMS to the extent he or she is not the transferring Minority Stockholder, at least ten (10) business days prior to such Permitted Transfer. Each person or entity (other than the Corporation and AGS) to whom or which Shares (or any right, title or interest therein) are Transferred by means of a Permitted Transfer must, as a condition precedent to the validity of such Transfer, acknowledge in writing to the Corporation that such person or entity is bound by the provisions of this Agreement and the transferred Shares (or any right, title or interest therein) are subject to the covenants and restrictions set forth in this Agreement to the same extent such Shares would be so subject if retained by the transferring Minority Stockholder.

     4. RIGHT OF FIRST REFUSAL. Each Minority Stockholder shall have the right, from time to time, to Transfer or to convert into Class A Common Stock of the Corporation in accordance with the Certificate of Incorporation of the Corporation ("CONVERT"), all or any portion of such Minority Stockholder's Shares, subject to the following rights of the other Parties (the "RIGHT OF FIRST REFUSAL"), pursuant to the following steps:

         (a) Sale or Conversion Notice. Such Minority Stockholder (the "SELLING OR CONVERTING STOCKHOLDER") shall give written notice (the "SALE OR CONVERSION NOTICE") to the Corporation, AGS, SDS and HMS of his, her or its intention to Transfer or Convert Shares. The Sale or Conversion Notice shall
(i) identify the proposed transferee, if applicable, (ii) specify the portion of the Shares to be transferred or converted, (iii) if applicable, specify the price and the terms of payment (the "SALE TERMS"), and (iv) if applicable, specify the Purchase Price and Payment Terms described in Section 7 below.

         (b) Option to the Corporation. The Corporation shall have the first option to purchase all or any part of the Shares referred to in the Sale or Conversion Notice at the lesser of (i) the Sale Terms, if applicable, and (ii) the Purchase Price and upon the Payment Terms. Within five (5) business days after delivery of the Sale or Conversion Notice to the Corporation, the Corporation shall give written notice to AGS, SDS and HMS regarding the portion or all of the Shares to be purchased by the Corporation.

         (c) Option to AGS. If the Corporation does not elect to purchase all of the Shares referred to in the Sale or Conversion Notice, AGS shall have the option to purchase all of the Shares referred to in the Sale or Conversion Notice (other than the Shares to be purchased by the Corporation) at the lesser of (i) the Sale Terms, if applicable, and (ii) the Purchase Price and upon the Payment Terms. Within ten (10) business days after delivery of the Sale or Conversion Notice to AGS, AGS shall give written notice to the Corporation, SDS and HMS regarding the portion or all of the Shares to be purchased by AGS.

         (d) Option to SDS AND HMS. If the Corporation and/or AGS do not elect to purchase all of the Shares referred to in the Sale or Conversion Notice, (i) SDS and HMS (if neither SDS nor HMS is the Selling or Converting Stockholder), jointly and (to the extent that each elects to exercise such option) PRO RATA in proportion to the number of Shares held by each, (ii) SDS (if HMS is the Selling or Converting Stockholder) or (iii) HMS (if SDS is the Selling or Converting Stockholder), shall have the option to purchase all of the Shares referred to in the Sale or Conversion Notice (other than the Shares to be purchased by the Corporation and/or AGS) at the lesser of (A) the Sale Terms, if applicable, and (B) the Purchase Price and upon the Payment Terms. Within fifteen (15) business days after delivery of the Sale of Conversion Notice to SDS and HMS, SDS and/or HMS, as applicable, shall give written notice the Corporation, AGS and SDS or HMS, as applicable, regarding the portion or all of the Shares to be purchased by SDS and/or HMS.

         (e) Exercise of Option Rights. If the Corporation, AGS, SDS and/or HMS elect to purchase all of the Shares set forth in the Sale or Conversion Notice, the Corporation, AGS, SDS and/or HMS, as applicable, shall purchase all such Shares at the lesser of (i) the Sale Terms, if applicable, and (ii) the Purchase Price and upon the Payment Terms.

         (f) Sale to Proposed Transferee. If the Corporation, AGS, SDS and/or HMS do not elect to purchase all of the Shares set forth in the Sale or Conversion Notice, such Shares, but not less than all of such Shares referred to in the Sale or Conversion Notice, (i) in the case of a proposed Transfer may be transferred at any time prior to the thirtieth (30th) business day after the date of the Sale or Conversion Notice to the transferee identified in the Sale Notice on the Sale Terms and (ii) in the case of a proposed conversion may be converted into shares of Class A Common Stock of the Corporation in accordance with the Certificate of Incorporation of the Corporation at any time prior to the thirtieth (30th) business day after the date of the Sale or Conversion Notice. No Transfer or conversion of the Shares shall be made after the end of such thirty (30) business day period, nor shall any change in the terms and conditions of Transfer or conversion be permitted, without the Selling or Converting Stockholder first giving to the Corporation, AGS, SDS and HMS a new Sale or Conversion Notice in compliance with the requirements of this Section.

         (g) Conversion on Divorce or Legal Separation. Notwithstanding the foregoing provisions of this Section 4, if any Minority Stockholder who is an individual should divorce or became legally separated (a "SEPARATING PARTY"), the spouse of such Party (the "SPOUSE") shall, if such Spouse already is a Party, or if such Spouse is not already a Party then, such Separating Party shall cause the Spouse to, promptly give a Sale or Conversion Notice to the Corporation, AGS, SDS and HMS indicating that all of the Shares owned by the Spouse are proposed to be converted into Class A Common Stock of the Corporation and thereby providing the Corporation, AGS, SDS and HMS with the options to purchase such Shares in the manner specified herein. If the Corporation, AGS, SDS and HMS do not elect to purchase all of the Shares set forth in the Spouse's Sale or Conversion Notice, the Spouse shall, if such Spouse already is a Party, or if such Spouse is not already a Party, then the Separating Party shall cause the Spouse to, promptly convert all of the Shares owned by the Spouse into Class A Common Stock of the Corporation in accordance with the Certificate of Incorporation of the Corporation. The provisions of this Section 4(g) shall not apply to any of Alfred G. Scheid, SDS, HMS, KJG, EKL and TPS to the extent that any of them is at any time within the above definition of the term "Spouse."

     5. LIMITED SALES TO THIRD PARTIES. Notwithstanding the provisions of Section 4, a Minority Stockholder shall have the right to Transfer all or part of such Minority Stockholder's Shares, without compliance with the Right of First Refusal, as follows:

         (a) Sales by SDS, HMS, KJG, EKL and TPS. Each of SDS, HMS, KJG, EKL and TPS shall be entitled to Transfer to persons other than Permitted
Transferees: (i) on or prior to December 31, 1998, an aggregate of 50,000 Shares (the "INITIAL AMOUNT") and (ii) during 1999 and each calendar year thereafter, 40,600 Shares (the "ANNUAL AMOUNT"); provided, however, in the event that such Minority Stockholder Transfers less than the Initial

Amount on or prior to December 31, 1998 and/or less than the Annual Amount in 1999 or any calendar year thereafter, then such Minority Stockholder shall be entitled, in 1999 or any subsequent calendar year, to Transfer Shares in an amount up to the Annual Amount for such calendar year PLUS any then unused Initial Amount PLUS any then unused Annual Amounts from prior calendar years.

         (b)   Effect of Transfers.  All transferees of Shares pursuant to this
Section 5 shall take such Shares free and clear of the covenants and restrictions set forth in this Agreement. Any legend with respect to this Agreement set forth on any certificate evidencing Shares transferred pursuant to this Section 5 shall be removed upon the consummation of such Transfer.

     6.        OPTION TO PURCHASE UPON CERTAIN EVENTS.

         (a) Sale Events. Upon the occurrence of any of the following events (each a "SALE EVENT"), the Corporation, AGS, SDS and/or HMS shall have the option to purchase all of the Shares of a Minority Stockholder (the "AFFECTED STOCKHOLDER"), at the Purchase Price and upon the Payment Terms, pursuant to the provisions of this Section 6:

          (i)   the death of the Affected Stockholder;

          (ii) the entry of a judgment awarding all or any part of the Shares of the Affected Stockholder to any person who is not a Party;

          (iii) the filing or recording of any levy or attachment against the Shares of the Affected Stockholder;

          (iv) the occurrence, with respect to the Affected Stockholder, of any of the following: (A) filing a voluntary petition in bankruptcy or for reorganization or for the adoption of an arrangement under the Federal Bankruptcy Code (as now or in the future amended) or an admission seeking the relief therein provided; (B) making a general assignment for the benefit of creditors; (C) consenting to the appointment of a receiver for all or a substantial part of the Affected Stockholder's property; (D) in the case of the filing of an involuntary petition in bankruptcy, an entry of an order for relief; (E) the entry of a court order appointing a receiver or trustee for all or a substantial part of the Affected Stockholder's property without his consent; or (F) the assumption of custody or sequestration by a court of competent jurisdiction of all or substantially all of the Affected Stockholder's property; or

          (v) in the event that KJG is the Affected Stockholder, the termination of employment of such Affected Stockholder with the Corporation, voluntarily or involuntarily, with or without cause.

         (b)    Option to the Corporation.  Upon the occurrence of a Sale
Event, the Corporation shall have the first option to purchase all of the Shares of the Affected Stockholder. Within five (5) business days after the Sale Event, the Corporation shall give written notice to AGS, SDS and HMS regarding the portion or all of the Shares to be purchased by the Corporation.

         (c) Option to AGS. If the Corporation does not elect to purchase all of the Shares of the Affected Stockholder, AGS shall have the option to purchase all of such Shares (other than the portion of the Shares to be purchased by the Corporation). Within ten (10) business days after the Sale Event, AGS shall give written notice to the Corporation, SDS and HMS regarding the portion or all of the Shares to be purchased by AGS.

         (d) Option to SDS and HMS. If the Corporation and/or AGS do not elect to purchase all of the Shares of the Affected Stockholder, (i) SDS and HMS (if neither SDS nor HMS is the Affected Stockholder), jointly and (to the extent that each elects to exercise such option) PRO RATA in proportion to the number of Shares held by each, (ii) SDS (if HMS is the Affected Stockholder) or (iii) HMS (if SDS is the Affected Stockholder), shall have the option to purchase all of such Shares (other than the portion of the Shares to be purchased by the Corporation and/or AGS). Within fifteen (15) business days after the Sale Event, SDS and/or HMS, as applicable, shall give written notice to the Corporation, AGS and SDS or HMS, as applicable, regarding the portion or all of the Shares to be purchased by SDS and/or HMS.

         (e) Exercise of Option. If the Corporation, AGS, SDS and/or HMS elect to purchase all of the Shares of the Affected Stockholder pursuant to this
Section 6, the Corporation, AGS, SDS and/or HMS, as applicable, shall purchase all of such Shares at the Purchase Price and upon the Payment Terms.

         (f) Effect of Failure to Exercise Option. If the Corporation, AGS, SDS and/or HMS do not elect to purchase all of the Shares of the Affected Stockholder following a Sale Event, no portion of the Shares shall be transferred pursuant to this Section 6 on account of such Sale Event.

     7.   PURCHASE PRICE AND PAYMENT TERMS.

         (a)    Purchase Price.  "PURCHASE PRICE" means:

          (i) if the Selling or Converting Stockholder or the Affected Stockholder is a Minority Stockholder other than KJG under the circumstances described in clause (ii) below, a price per Share equal to the weighted average trading price of a share of the Class A Common Stock of the Corporation over the twenty (20) trading days on which such shares were actually traded immediately preceding the date of the Sale Notice or the Sale Event, as applicable (the "AVERAGE TRADING PRICE"); or

          (ii) if KJG is the Affected Stockholder and the Sale Event is the termination of KJG's employment with the Corporation, (A) if such termination is a "Voluntary Termination" as such term is defined in
     Section 7(a)(iv) of the Employment Agreement between the Corporation and KJG (the "EMPLOYMENT AGREEMENT") which occurs prior to July 29, 2004, or is for "Cause" as such term is defined in Section 7(a)(v) of the

     Employment Agreement regardless of when such termination for Cause occurs, a price per Share equal to the price per Share paid by KJG for such Shares and (B) if such termination occurs for a reason or under circumstances other than as described in subparagraph (A) above, a price per share equal to the Average Trading Price.

         (b) Payment Terms. The payment of the Purchase Price shall be made on the following terms (the "PAYMENT TERMS"): (i) if the Purchase Price for the Shares is $100,000 or less, the Purchase Price shall be paid in one lump sum within seven (7) business days after the Sale Event or the Sale or Conversion Notice, as applicable; and (ii) if the Purchase Price for the Shares is more than $100,000, the Purchase Price shall be paid, at the option of the Corporation, AGS, SDS and/or HMS, as applicable (x) in one lump sum within three
(3) months after the Sale Event or the Sale or Conversion Notice, as applicable; or (y) by payment of not less than fifty percent (50%) of the Purchase Price (the "DOWN PAYMENT") within three (3) months after the Sale Event or the Sale or Conversion Notice, as applicable, and delivery of a promissory note evidencing the balance of the Purchase Price, such promissory note to bear interest at the prime rate of Bank of America, NT & SA, in effect on the date of the Down Payment, to be payable in full one (1) year after the date of the Down Payment and to be secured by the Shares being purchased.

     8. RESTRICTIVE LEGENDS. The stock certificates for the Shares shall be endorsed with the following restrictive legends:

     (1) "The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares may not be sold or offered for sale in the absence of (a) an effective registration statement for the shares under such Act, (b) a 'no action' letter of the Securities and Exchange Commission with respect to such sale or offer or (c) satisfactory assurances to the Corporation that registration under such Act is not required with respect to such sale or offer."

          (2) "The shares represented by this certificate are subject to certain rights to purchase and rights of first refusal granted to the Corporation and certain stockholders of the Corporation and accordingly may not be sold, assigned, transferred, encumbered, or in any manner disposed of except in conformity with the terms of a certain agreement between the Corporation, the registered holder of the shares (or the predecessor in interest to the shares) and certain other persons. A copy of such agreement is maintained at the Corporation's principal corporate offices."

     9. TERMINATION OF AGREEMENT. This Agreement shall terminate upon the occurrence of any one of the following events:

          (a)   The written agreement of the Parties to that effect; or

          (b)   The dissolution of the Corporation.

     10. ALTERATIONS OR AMENDMENTS. This Agreement may be altered or amended in whole or in part at any time, by filing with this Agreement a written instrument setting forth the changes signed by each of the Parties.

     11. NOTICES. Any and all notices or other communications required or permitted by this Agreement or by law to be served on, given to, or delivered to any Party by any other Party shall be in writing and shall be deemed duly served, given, or delivered when personally delivered to the Party or to an officer of the Party, or in lieu of such personal delivery, on the third day after deposit in the United States Mail, registered or certified, return receipt requested, addressed to a Party at the address set forth below such Party's name on the signature pages hereof, or such other address as shall have been provided to the Parties in accordance with the provisions of this Section.

     12. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the Parties and, except as restricted above with regard to Transfers, each of their heirs, executors, administrators, successors and assigns.

     13. SEVERABILITY. Should any provisions or portion of this Agreement be held unenforceable and invalid for any reason, the remaining provisions and portions of this Agreement shall continue in full force and effect.

     14. GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF CALIFORNIA.

     15. ENFORCEMENT. In the event of any breach of any covenant in, or any other default under, this Agreement, any Party may proceed to protect and enforce his, her or its rights by suit in equity or action at law, whether for the specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement, or to enforce any other legal or equitable right of such Party, or to take any one or more of such actions. In the event a Party brings such an action against another Party, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation such reasonable fees and expenses of attorneys and accountants. None of the rights, powers or remedies conferred upon any Party shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred hereby or now or hereafter available at law, in equity, by statute or otherwise. Except as expressly provided in this Agreement, no course of dealing between or among the Parties and no delay in exercising any such right, power or remedy conferred hereby or now or hereafter existing at law, in equity, by statute or otherwise, shall operate as a waiver of, or otherwise prejudice, any such right, power or remedy.

     16. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties hereto respecting the transferability of the Shares and correctly sets forth the rights, duties, and obligations of each to the other in relation thereto as of its date. Any prior agreements, promises, negotiations, or representations concerning its subject matter not expressly set forth or referenced in this Agreement are of no force or effect.

     17. DISSOLUTION OF EMANTY. Emanty, one of the Minority Stockholders under the Original Agreement has dissolved and is in liquidation. As a liquidating distribution, which is a Permitted Transfer under the Original Agreement, Emanty has distributed the Shares owned by it to its members, Alfred G. Scheid, EKL and TPS. Alfred G. Scheid has in turn contributed the Shares distributable to him by Emanty to AGS. Each of EKL and TPS hereby acknowledges that she or he is bound by the provisions of this Agreement and the Shares so transferred by Emanty (or any right, title or interest therein) are subject to the covenants and restrictions set forth in this Agreement to the same extent such Shares would be so subject if retained by Emanty. Each of AGS, SDS and HMS hereby waives the condition for advance written notice of the liquidating distributions by Emanty provided for in Section 3(c) of the Original Agreement. Emanty is hereby released by all Parties from any and all further liability, obligation or responsibility under this Agreement.

               IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above set forth.

                                     SCHEID VINEYARDS INC., A DELAWARE
                                     CORPORATION


                                     By   /s/ Alfred G. Scheid
                                          -------------------------------
                                          Name:     Alfred G. Scheid
                                          Title:    Chief Executive Officer

                                     Address: 13470 Washington Boulevard
                                              Suite 300
                                              Marina del Rey, California 90292


                                     /s/ Alfred G. Scheid
                                     ------------------------------------
                                     ALFRED G. SCHEID, AS TRUSTEE
                                     OF THE ALFRED G. SCHEID
                                     REVOCABLE TRUST,
                                     DATED OCTOBER 8, 1992

                                     Address: 13470 Washington Boulevard
                                              Suite 300
                                              Marina del Rey, California 90292

                                     /s/ Scott D. Scheid
                                     ------------------------------------
                                     SCOTT D. SCHEID

                                     Address: 13470 Washington Boulevard
                                             Suite 300
                                             Marina del Rey, California 90292


                                     /s/ Heidi M. Scheid
                                     ------------------------------------
                                     HEIDI M. SCHEID

                                     Address: 13470 Washington Boulevard
                                              Suite 300
                                              Marina del Rey, California 90292

                                     EMANTY LIMITED LIABILITY COMPANY,
                                     A CALIFORNIA LIMITED LIABILITY COMPANY


                                     By:  /s/ Alfred G. Scheid
                                             -------------------------------
                                          Name:     Alfred G. Scheid
                                          Title:    Managing Member

                                     Address: 13470 Washington Boulevard
                                              Suite 300
                                              Marina del Rey, California 90292


                                      /s/ Kurt J. Gollnick
                                      ------------------------------------
                                      KURT J. GOLLNICK

                                      Address:  29 Paseo Hermosa
                                                Salinas, California 93908


                                      /s/ Emily K. Liberty
                                      ------------------------------------
                                      EMILY K. LIBERTY

                                      Address:  4652 Via Marina, #203
                                                Marina del Rey, California 90292

                                        /s/ Tyler P. Scheid
                                        ------------------------------------
                                        TYLER P. SCHEID

                                        Address:  485 Shasta, #4
                                                  Morrow Bay, California, 93442

AGREED AND ACKNOWLEDGED:


/s/ Shirley Gladden Scheid
------------------------------
SHIRLEY GLADDEN SCHEID,
AS TRUSTEE UNDER DECLARATION
OF TRUST, DATED MARCH 12, 1997


/s/ Joyce C. Scheid
------------------------------
JOYCE C. SCHEID


/s/ Arthur R. Liberty
------------------------------
ARTHUR R. LIBERTY


/s/ Peter J. Pugnale
------------------------------
PETER J. PUGNALE

/s/ Nancy B. Scheid
------------------------------
NANCY B. SCHEID


/s/ Heidi M. Scheid
------------------------------
HEIDI M. SCHEID, AS TRUSTEE
OF THE SIENA C. PUGNALE
TRUST, DATED APRIL 4, 1993


/s/ Scott D. Scheid
------------------------------
SCOTT D. SCHEID, AS TRUSTEE
OF THE SIENA C. PUGNALE
TRUST, DATED APRIL 4, 1993

/s/ Heidi M. Scheid
------------------------------
HEIDI M. SCHEID, AS TRUSTEE
OF THE COOPER J. PUGNALE
TRUST, DATED MAY 16, 1995


/s/ Scott D. Scheid
------------------------------
SCOTT D. SCHEID, AS TRUSTEE
OF THE COOPER J. PUGNALE
TRUST, DATED MAY 16, 1995


/s/ Janet Rodgers
------------------------------
JANET RODGERS

                                      EXHIBIT A
                               ADDITIONAL STOCKHOLDERS


Shirley Gladden Scheid, as Trustee under Declaration of Trust, dated March 12, 1997.

Joyce C. Scheid

Arthur R. Liberty

Peter J. Pugnale

Nancy B. Scheid

Heidi M. Scheid and Scott D. Scheid, Trustees of the Siena C. Pugnale Trust, dated April 4, 1993.

Heidi M. Scheid and Scott D. Scheid, Trustees of the Cooper J. Pugnale Trust, dated May 16, 1995.

Janet Rodgers

                         BUY-SELL AGREEMENT SPOUSAL CONSENT

     I acknowledge that I have read and clearly understand the foregoing Amended and Restated Buy-Sell Agreement (the "BUY-SELL AGREEMENT") by and among Scheid Vineyards Inc., a Delaware corporation ("SVI-Del"), Alfred G. Scheid, as Trustee of the Alfred G. Scheid Revocable Trust, dated October 8, 1992, Scott D. Scheid, Heidi M. Scheid, Emanty Limited Liability Company, a California limited liability company, Kurt J. Gollnick, Emily K. Liberty, Tyler P. Scheid and the Additional Stockholders named therein, pursuant to which Buy-Sell Agreement, among other things, certain restrictions on the transferability of shares of Class B Common Stock of SVI-Del owned or held beneficially or of record by my spouse (the "SHARES").

     I hereby consent to the restrictions on transferability contemplated by the Buy-Sell Agreement, approve the provisions of the Buy-Sell Agreement and agree that my community property interest, if any, in the Shares is subject to the provisions of the Buy-Sell Agreement and that I shall take no action to hinder operation of the Buy-Sell Agreement on my community property interest, if any, in the Shares. I further acknowledge, understand and agree to comply fully with the provisions of the Buy-Sell Agreement, and further direct the executors of my will or the administrator of my estate or my other representatives to take all actions necessary or appropriate to give effect to the provisions of the Buy-Sell Agreement. I hereby consent and agree to execute and deliver such instruments and documents and to do such other acts as may be necessary or appropriate to carry out the provisions of this Consent and the Buy-Sell Agreement.

     I have been given full access and disclosure of all facts surrounding the Buy-Sell Agreement and SVI-Del, have had full and ample opportunity to receive independent advice with respect to my entering into this Consent, am freely and voluntarily entering into this Consent, and acknowledge that to the extent required I have received notice under California Family Code
Section 1100.

                                        SPOUSE:


                                        /s/ Alfred G. Scheid
                                        ----------------------------------
                                        Name:     ALFRED G. SCHEID


DATED:  December 31, 1997

                          BUY-SELL AGREEMENT SPOUSAL CONSENT

     I acknowledge that I have read and clearly understand the foregoing Amended and Restated Buy-Sell Agreement (the "BUY-SELL AGREEMENT") by and among Scheid Vineyards Inc., a Delaware corporation ("SVI-Del"), Alfred G. Scheid, as Trustee of the Alfred G. Scheid Revocable Trust, dated October 8, 1992, Scott D. Scheid, Heidi M. Scheid, Emanty Limited Liability Company, a California limited liability company, Kurt J. Gollnick, Emily K. Liberty, Tyler P. Scheid and the Additional Stockholders named therein, pursuant to which Buy-Sell Agreement, among other things, certain restrictions on the transferability of shares of Class B Common Stock of SVI-Del owned or held beneficially or of record by my spouse (the "SHARES").

     I hereby consent to the restrictions on transferability contemplated by the Buy-Sell Agreement, approve the provisions of the Buy-Sell Agreement and agree that my community property interest, if any, in the Shares is subject to the provisions of the Buy-Sell Agreement and that I shall take no action to hinder operation of the Buy-Sell Agreement on my community property interest, if any, in the Shares. I further acknowledge, understand and agree to comply fully with the provisions of the Buy-Sell Agreement, and further direct the executors of my will or the administrator of my estate or my other representatives to take all actions necessary or appropriate to give effect to the provisions of the Buy-Sell Agreement. I hereby consent and agree to execute and deliver such instruments and documents and to do such other acts as may be necessary or appropriate to carry out the provisions of this Consent and the Buy-Sell Agreement.

     I have been given full access and disclosure of all facts surrounding the Buy-Sell Agreement and SVI-Del, have had full and ample opportunity to receive independent advice with respect to my entering into this Consent, am freely and voluntarily entering into this Consent, and acknowledge that to the extent required I have received notice under California Family Code
Section 1100.

                                             SPOUSE:


                                             /s/ Scott D. Scheid
                                             -----------------------------------
                                             Name:     SCOTT D. SCHEID


DATED:  December 31, 1997

                          BUY-SELL AGREEMENT SPOUSAL CONSENT

     I acknowledge that I have read and clearly understand the foregoing Amended and Restated Buy-Sell Agreement (the "BUY-SELL AGREEMENT") by and among Scheid Vineyards Inc., a Delaware corporation ("SVI-Del"), Alfred G. Scheid, as Trustee of the Alfred G. Scheid Revocable Trust, dated October 8, 1992, Scott D. Scheid, Heidi M. Scheid, Emanty Limited Liability Company, a California limited liability company, Kurt J. Gollnick, Emily K. Liberty, Tyler P. Scheid and the Additional Stockholders named therein, pursuant to which Buy-Sell Agreement, among other things, certain restrictions on the transferability of shares of Class B Common Stock of SVI-Del owned or held beneficially or of record by my spouse (the "SHARES").

     I hereby consent to the restrictions on transferability contemplated by the Buy-Sell Agreement, approve the provisions of the Buy-Sell Agreement and agree that my community property interest, if any, in the Shares is subject to the provisions of the Buy-Sell Agreement and that I shall take no action to hinder operation of the Buy-Sell Agreement on my community property interest, if any, in the Shares. I further acknowledge, understand and agree to comply fully with the provisions of the Buy-Sell Agreement, and further direct the executors of my will or the administrator of my estate or my other representatives to take all actions necessary or appropriate to give effect to the provisions of the Buy-Sell Agreement. I hereby consent and agree to execute and deliver such instruments and documents and to do such other acts as may be necessary or appropriate to carry out the provisions of this Consent and the Buy-Sell Agreement.

     I have been given full access and disclosure of all facts surrounding the Buy-Sell Agreement and SVI-Del, have had full and ample opportunity to receive independent advice with respect to my entering into this Consent, am freely and voluntarily entering into this Consent, and acknowledge that to the extent required I have received notice under California Family Code
Section 1100.

                                             SPOUSE:


                                             /s/ Nancy B. Scheid
                                             -----------------------------------
                                             Name:     NANCY B. SCHEID


DATED:  December 31, 1997

                          BUY-SELL AGREEMENT SPOUSAL CONSENT

     I acknowledge that I have read and clearly understand the foregoing Amended and Restated Buy-Sell Agreement (the "BUY-SELL AGREEMENT") by and among Scheid Vineyards Inc., a Delaware corporation ("SVI-Del"), Alfred G. Scheid, as Trustee of the Alfred G. Scheid Revocable Trust, dated October 8, 1992, Scott D. Scheid, Heidi M. Scheid, Emanty Limited Liability Company, a California limited liability company, Kurt J. Gollnick, Emily K. Liberty, Tyler P. Scheid and the Additional Stockholders named therein, pursuant to which Buy-Sell Agreement, among other things, certain restrictions on the transferability of shares of Class B Common Stock of SVI-Del owned or held beneficially or of record by my spouse (the "SHARES").

     I hereby consent to the restrictions on transferability contemplated by the Buy-Sell Agreement, approve the provisions of the Buy-Sell Agreement and agree that my community property interest, if any, in the Shares is subject to the provisions of the Buy-Sell Agreement and that I shall take no action to hinder operation of the Buy-Sell Agreement on my community property interest, if any, in the Shares. I further acknowledge, understand and agree to comply fully with the provisions of the Buy-Sell Agreement, and further direct the executors of my will or the administrator of my estate or my other representatives to take all actions necessary or appropriate to give effect to the provisions of the Buy-Sell Agreement. I hereby consent and agree to execute and deliver such instruments and documents and to do such other acts as may be necessary or appropriate to carry out the provisions of this Consent and the Buy-Sell Agreement.

     I have been given full access and disclosure of all facts surrounding the Buy-Sell Agreement and SVI-Del, have had full and ample opportunity to receive independent advice with respect to my entering into this Consent, am freely and voluntarily entering into this Consent, and acknowledge that to the extent required I have received notice under California Family Code
Section 1100.

                                             SPOUSE:


                                             /s/ Heidi M. Scheid
                                             -----------------------------------
                                             Name:     HEIDI M. SCHEID


DATED:  December 31, 1997

                          BUY-SELL AGREEMENT SPOUSAL CONSENT

     I acknowledge that I have read and clearly understand the foregoing Amended and Restated Buy-Sell Agreement (the "BUY-SELL AGREEMENT") by and among Scheid Vineyards Inc., a Delaware corporation ("SVI-Del"), Alfred G. Scheid, as Trustee of the Alfred G. Scheid Revocable Trust, dated October 8, 1992, Scott D. Scheid, Heidi M. Scheid, Emanty Limited Liability Company, a California limited liability company, Kurt J. Gollnick, Emily K. Liberty, Tyler P. Scheid and the Additional Stockholders named therein, pursuant to which Buy-Sell Agreement, among other things, certain restrictions on the transferability of shares of Class B Common Stock of SVI-Del owned or held beneficially or of record by my spouse (the "SHARES").

     I hereby consent to the restrictions on transferability contemplated by the Buy-Sell Agreement, approve the provisions of the Buy-Sell Agreement and agree that my community property interest, if any, in the Shares is subject to the provisions of the Buy-Sell Agreement and that I shall take no action to hinder operation of the Buy-Sell Agreement on my community property interest, if any, in the Shares. I further acknowledge, understand and agree to comply fully with the provisions of the Buy-Sell Agreement, and further direct the executors of my will or the administrator of my estate or my other representatives to take all actions necessary or appropriate to give effect to the provisions of the Buy-Sell Agreement. I hereby consent and agree to execute and deliver such instruments and documents and to do such other acts as may be necessary or appropriate to carry out the provisions of this Consent and the Buy-Sell Agreement.

     I have been given full access and disclosure of all facts surrounding the Buy-Sell Agreement and SVI-Del, have had full and ample opportunity to receive independent advice with respect to my entering into this Consent, am freely and voluntarily entering into this Consent, and acknowledge that to the extent required I have received notice under California Family Code
Section 1100.

                                             SPOUSE:


                                             /s/ Peter J. Pugnale
                                             -----------------------------------
                                             Name:     PETER J. PUGNALE


DATED:  December 31, 1997

                          BUY-SELL AGREEMENT SPOUSAL CONSENT

     I acknowledge that I have read and clearly understand the foregoing Amended and Restated Buy-Sell Agreement (the "BUY-SELL AGREEMENT") by and among Scheid Vineyards Inc., a Delaware corporation ("SVI-Del"), Alfred G. Scheid, as Trustee of the Alfred G. Scheid Revocable Trust, dated October 8, 1992, Scott D. Scheid, Heidi M. Scheid, Emanty Limited Liability Company, a California limited liability company, Kurt J. Gollnick, Emily K. Liberty, Tyler P. Scheid and the Additional Stockholders named therein, pursuant to which Buy-Sell Agreement, among other things, certain restrictions on the transferability of shares of Class B Common Stock of SVI-Del owned or held beneficially or of record by my spouse (the "SHARES").

     I hereby consent to the restrictions on transferability contemplated by the Buy-Sell Agreement, approve the provisions of the Buy-Sell Agreement and agree that my community property interest, if any, in the Shares is subject to the provisions of the Buy-Sell Agreement and that I shall take no action to hinder operation of the Buy-Sell Agreement on my community property interest, if any, in the Shares. I further acknowledge, understand and agree to comply fully with the provisions of the Buy-Sell Agreement, and further direct the executors of my will or the administrator of my estate or my other representatives to take all actions necessary or appropriate to give effect to the provisions of the Buy-Sell Agreement. I hereby consent and agree to execute and deliver such instruments and documents and to do such other acts as may be necessary or appropriate to carry out the provisions of this Consent and the Buy-Sell Agreement.

     I have been given full access and disclosure of all facts surrounding the Buy-Sell Agreement and SVI-Del, have had full and ample opportunity to receive independent advice with respect to my entering into this Consent, am freely and voluntarily entering into this Consent, and acknowledge that to the extent required I have received notice under California Family Code
Section 1100.

                                             SPOUSE:


                                             /s/ Kurt J. Gollnick
                                             -----------------------------------
                                             Name:     KURT J. GOLLNICK


DATED:  December 31, 1997

                          BUY-SELL AGREEMENT SPOUSAL CONSENT

     I acknowledge that I have read and clearly understand the foregoing Amended and Restated Buy-Sell Agreement (the "BUY-SELL AGREEMENT") by and among Scheid Vineyards Inc., a Delaware corporation ("SVI-Del"), Alfred G. Scheid, as Trustee of the Alfred G. Scheid Revocable Trust, dated October 8, 1992, Scott D. Scheid, Heidi M. Scheid, Emanty Limited Liability Company, a California limited liability company, Kurt J. Gollnick, Emily K. Liberty, Tyler P. Scheid and the Additional Stockholders named therein, pursuant to which Buy-Sell Agreement, among other things, certain restrictions on the transferability of shares of Class B Common Stock of SVI-Del owned or held beneficially or of record by my spouse (the "SHARES").

     I hereby consent to the restrictions on transferability contemplated by the Buy-Sell Agreement, approve the provisions of the Buy-Sell Agreement and agree that my community property interest, if any, in the Shares is subject to the provisions of the Buy-Sell Agreement and that I shall take no action to hinder operation of the Buy-Sell Agreement on my community property interest, if any, in the Shares. I further acknowledge, understand and agree to comply fully with the provisions of the Buy-Sell Agreement, and further direct the executors of my will or the administrator of my estate or my other representatives to take all actions necessary or appropriate to give effect to the provisions of the Buy-Sell Agreement. I hereby consent and agree to execute and deliver such instruments and documents and to do such other acts as may be necessary or appropriate to carry out the provisions of this Consent and the Buy-Sell Agreement.

     I have been given full access and disclosure of all facts surrounding the Buy-Sell Agreement and SVI-Del, have had full and ample opportunity to receive independent advice with respect to my entering into this Consent, am freely and voluntarily entering into this Consent, and acknowledge that to the extent required I have received notice under California Family Code
Section 1100.

                                             SPOUSE:


                                             /s/ Janet Rodgers
                                             -----------------------------------
                                             Name:     JANET RODGERS


DATED:  December 31, 1997

                          BUY-SELL AGREEMENT SPOUSAL CONSENT

     I acknowledge that I have read and clearly understand the foregoing Amended and Restated Buy-Sell Agreement (the "BUY-SELL AGREEMENT") by and among Scheid Vineyards Inc., a Delaware corporation ("SVI-Del"), Alfred G. Scheid, as Trustee of the Alfred G. Scheid Revocable Trust, dated October 8, 1992, Scott D. Scheid, Heidi M. Scheid, Emanty Limited Liability Company, a California limited liability company, Kurt J. Gollnick, Emily K. Liberty, Tyler P. Scheid and the Additional Stockholders named therein, pursuant to which Buy-Sell Agreement, among other things, certain restrictions on the transferability of shares of Class B Common Stock of SVI-Del owned or held beneficially or of record by my spouse (the "SHARES").

     I hereby consent to the restrictions on transferability contemplated by the Buy-Sell Agreement, approve the provisions of the Buy-Sell Agreement and agree that my community property interest, if any, in the Shares is subject to the provisions of the Buy-Sell Agreement and that I shall take no action to hinder operation of the Buy-Sell Agreement on my community property interest, if any, in the Shares. I further acknowledge, understand and agree to comply fully with the provisions of the Buy-Sell Agreement, and further direct the executors of my will or the administrator of my estate or my other representatives to take all actions necessary or appropriate to give effect to the provisions of the Buy-Sell Agreement. I hereby consent and agree to execute and deliver such instruments and documents and to do such other acts as may be necessary or appropriate to carry out the provisions of this Consent and the Buy-Sell Agreement.

     I have been given full access and disclosure of all facts surrounding the Buy-Sell Agreement and SVI-Del, have had full and ample opportunity to receive independent advice with respect to my entering into this Consent, am freely and voluntarily entering into this Consent, and acknowledge that to the extent required I have received notice under California Family Code
Section 1100.

                                             SPOUSE:


                                             /s/ Emily K. Liberty
                                             -----------------------------------
                                             Name: EMILY K. LIBERTY


DATED:  December 31, 1997

                          BUY-SELL AGREEMENT SPOUSAL CONSENT

     I acknowledge that I have read and clearly understand the foregoing Amended and Restated Buy-Sell Agreement (the "BUY-SELL AGREEMENT") by and among Scheid Vineyards Inc., a Delaware corporation ("SVI-Del"), Alfred G. Scheid, as Trustee of the Alfred G. Scheid Revocable Trust, dated October 8, 1992, Scott D. Scheid, Heidi M. Scheid, Emanty Limited Liability Company, a California limited liability company, Kurt J. Gollnick, Emily K. Liberty, Tyler P. Scheid and the Additional Stockholders named therein, pursuant to which Buy-Sell Agreement, among other things, certain restrictions on the transferability of shares of Class B Common Stock of SVI-Del owned or held beneficially or of record by my spouse (the "SHARES").

     I hereby consent to the restrictions on transferability contemplated by the Buy-Sell Agreement, approve the provisions of the Buy-Sell Agreement and agree that my community property interest, if any, in the Shares is subject to the provisions of the Buy-Sell Agreement and that I shall take no action to hinder operation of the Buy-Sell Agreement on my community property interest, if any, in the Shares. I further acknowledge, understand and agree to comply fully with the provisions of the Buy-Sell Agreement, and further direct the executors of my will or the administrator of my estate or my other representatives to take all actions necessary or appropriate to give effect to the provisions of the Buy-Sell Agreement. I hereby consent and agree to execute and deliver such instruments and documents and to do such other acts as may be necessary or appropriate to carry out the provisions of this Consent and the Buy-Sell Agreement.

     I have been given full access and disclosure of all facts surrounding the Buy-Sell Agreement and SVI-Del, have had full and ample opportunity to receive independent advice with respect to my entering into this Consent, am freely and voluntarily entering into this Consent, and acknowledge that to the extent required I have received notice under California Family Code
Section 1100.

                                             SPOUSE:


                                             /s/ Arthur R. Liberty
                                             -----------------------------------
                                             Name: ARTHUR R. LIBERTY


DATED:  December 31, 1997

                                   EXHIBIT B


Cruttenden Roth Incorporated
Laidlaw Equities, Inc.
Rodman & Renshaw, Inc.
As Representatives of the Several Underwriters
c/o Cruttenden Roth Incorporated
18301 Von Karman, Suite 100
Irvine, California  92714

Ladies and Gentlemen:

     This letter is being provided to you pursuant to that certain Lock-Up Agreement (the "Lock-Up Agreement"), dated as of July 21, 1997, of Emanty Limited Liability Company, a California limited liability company ("Emanty"), with respect to certain outstanding securities of Scheid Vineyards Inc., a Delaware corporation (the "Company"). A copy of the Lock-Up Agreement is attached to this letter as EXHIBIT A. All capitalized terms used in this letter without definition that are defined in the Lock-Up Agreement have the same meaning in this letter as in the Lock-Up Agreement.

     The undersigned is a member of Emanty and is receiving a distribution of Securities from Emanty in connection with the dissolution and liquidation of Emanty, which Disposition is expressly permitted by the Lock-Up Agreement as a transfer permitted by the Buy-Sell Agreement among the holders of the Class B Common Stock of the Company provided that the transferees agree in writing to hold such Securities subject to the Lock-Up Agreement.

     Accordingly, the undersigned hereby agrees to hold the Securities the undersigned is receiving from Emanty subject to the Lock-Up Agreement.

                              Very truly yours,

                              /s/ Tyler P. Scheid
                              ----------------------
                              Tyler P. Scheid


Dated:  December 31, 1997

                                                                      EXHIBIT A
                             SCHEID VINEYARDS INC.

                               LOCK-UP AGREEMENT

July 21, 1997

Cruttenden Roth Incorporated
Laidlaw Equities, Inc.
Rodman & Renshaw, Inc.
As Representatives of the Several Underwriters
c/o Cruttenden Roth Incorporated
18301 Von Karman, Suite 100
Irvine, California  92714

Ladies and Gentlemen:

     The undersigned understands that you, as Representatives of the several underwriters (the "Underwriters"), propose to enter into an Underwriting Agreement with Scheid Vineyards Inc. (the "Company") providing for the public offering (the "Public Offering") by the Underwriters, including yourselves, of Class A Common Stock of the Company (the "Common Stock") pursuant to the Company's Registration Statement on Form SB-2, Registration No. 333-27871, filed with the Securities and Exchange Commission on May 28, 1997 (the "Registration Statement").

     In consideration of the Underwriters' agreement to purchase and make the Public Offering of the Common Stock, and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees, for a period beginning on the date of the final prospectus included in the Registration Statement and ending on the first anniversary thereof (the "Lock-Up Period"), not to offer to sell, contract to sell or otherwise sell, transfer, dispose of, loan, pledge or grant any rights with respect to or solicit any offer to buy (collectively a "Disposition") any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (collectively, "Securities") now owned or hereafter acquired directly by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, otherwise than (i) exercise (on a cash or cashless basis not resulting in any public sale of Class A Common Stock) of options to purchase Class A Common Stock, provided that the shares of Class A Common Stock received (net of any shares delivered to the Company in a traditional cashless exercise thereof) shall be subject to the terms hereof; (ii) as a bona fide gift or gifts or upon death by will or intestacy, provided each transferee thereof agrees to be bound by this Lock-Up Agreement; (iii) as a distribution to limited partners or shareholders or members of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of this Lock-Up Agreement; (iv) transfers of Class B Common Stock of the Company permitted pursuant to the Buy-Sell Agreement among the holders of the Company's Class B Common Stock (provided such transfers do not result in any public sale or distribution of any Securities and the transferees agree in writing to hold such shares subject to this Lock-Up Agreement); or (v) with the prior written consent of Cruttenden Roth Incorporated. The foregoing restriction is expressly agreed to preclude the holder of the Securities from engaging in any hedging, pledge or other transaction which is designed to or reasonably expected to lead to or result in any Disposition of any Securities during the Lock-Up Period even if such Securities are owned by a person other than the undersigned and/or would be disposed of by someone other than the undersigned. Such prohibited hedging, pledge or other transactions would include, without limitation, any short sale (whether or not against the box), any pledge of shares covering an obligation that matures, or could reasonably be expected to mature, during the Lock-Up Period, or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any Securities or with respect to any security (other than a broad-based market basket or index) that includes, relates or derives any significant part of its value from Securities.

     Furthermore, the undersigned hereby agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of the Securities held by the undersigned except in compliance with this Lock-Up Agreement.

                              Very truly yours,

                              EMANTY LIMITED LIABILITY COMPANY

                              By:  /s/ Alfred G. Scheid
                                   ---------------------
                                   Alfred G. Scheid,
                                   as Managing Member

Accepted as of the ____ day of July, 1997:

Cruttenden Roth Incorporated
Laidlaw Equities, Inc.
Rodman & Renshaw, Inc.
As Representatives of the Several Underwriters

By:  Cruttenden Roth Incorporated

By:  /s/ Edward J. Hall
     ------------------

Title:  Chief Financial Officer
        -----------------------